February 25, 2019

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anne Parker
J. Nolan Mcwilliams
Melissa Raminpour
Melissa Gilmore

Re:	Lyft, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted February 7, 2019
CIK No. 0001759509

Ladies and Gentlemen:

On behalf of our client, Lyft, Inc. (“Lyft” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 21, 2019, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on February 7, 2019 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version confidentially submitted on February 7, 2019.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on February 7, 2019), all page references herein correspond to the page of Amendment No. 2.

Securities and Exchange Commission

February 25, 2019

Draft Registration Statement on Form S-1

Increasing Usage of Our Multimodal Platform, page 76

1.

Refer to your response to comments 9 and 11. Please clarify on page 76 that there is currently no material difference in revenue per active rider for ridesharing and shared bikes and scooters. Also disclose the substance of your response relating to the reasons this metric is useful to investors. Similarly, disclose on page 77 the substance of your response relating to the reasons why the number of Rides taken by each cohort for each year is useful to investors.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that it has added disclosure that there is currently no material difference between the revenue per ride the Company receives from its ridesharing marketplace and the revenue per ride the Company receives from its network of shared bikes and scooters on pages 80 and 81. The Company further advises the Staff that it has added disclosures on pages 80, 81 and 82 to address the remainder of the Staff’s comment.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Exclusive Forum, page 175

2.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies solely to state law claims. If it does not apply to solely state law claims, then we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclose that there is uncertainty as to whether a court would enforce such provision and to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision is intended to apply solely to state law claims, please also ensure that the exclusive forum provision in the governing documents states this clearly.

The Company respectfully advises the Staff that it has added the disclosure on pages 60 and 188 to address the Staff’s comment. The Company supplementally advises the Staff that the forum selection bylaw included in Lyft’s amended and restated bylaws is not intended to, and does not legally function to, preclude the filing of claims under the Securities Act in federal court.

*****

Securities and Exchange Commission

February 25, 2019

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Logan Green, Lyft, Inc.
John Zimmer, Lyft, Inc.
Brian K. Roberts, Lyft, Inc.
Kristin Sverchek, Lyft, Inc.
David Le, Lyft, Inc.
Kevin C. Chen, Lyft, Inc.
Christopher M. Reilly, Lyft, Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP
An-Yen E. Hu, Goodwin Procter LLP